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                           November 24, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Ave.
       Tampa, Florida 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed November 18,
2021
                                                            File No. 024-11020

       Dear Mr. Dutch Mendenhall:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

       Post Qualification Amendment on Form 1-A

       General

   1. We reissue prior comment 1 in part. We note the statements on your website at

https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48%
in the past 12 months. Please reconcile your net asset value calculations on page 57
with the disclosure provided in your amended Form 1-A,
                                                        including your
financial statements for the applicable periods.
 Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
November 24, 2021
Page 2

       You may contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 if you
have any questions.



                                                       Sincerely,
FirstName LastNameBrandon Dutch Mendenhall
                                                       Division of Corporation
Finance
Comapany NameRAD Diversified REIT, Inc.
                                                       Office of Real Estate &
Construction
November 24, 2021 Page 2
cc:       Fanni Koszeg, Esq.
FirstName LastName